Exhibit 99.1

i-80 Gold Launches 2023 Expanded Ruby Hill Drill Program

RENO, Nev., Jan. 25, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that the expanded 2023 drill program is now underway at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

Due to the substantial success of the 2022 drill campaign, that included multiple new discoveries, additional rigs have been added such that a total of six core and RC drill rigs have been, or are being, activated. The primary targets of the first part of the program will be the Hilltop Corridor that includes polymetallic Carbonate Replacement Deposit (CRD) mineralization including the Upper Hilltop Zone, skarn mineralization in the Blackjack and Hilltop Corridor targets, and multiple untested geophysical anomalies.

"Outstanding results and new discoveries at Ruby Hill confirm the potential to grow resources in multiple gold and poly-metallic target areas", stated Ewan Downie, CEO of i-80. "We are currently assessing the potential for a restart of the processing infrastructure at Ruby Hill for either gold or base metal mineralization including the economic opportunity, timing for start-up and the low capital requirement. As such, we are focusing our drill program to help us better understand what the priority should be."

The Hilltop Corridor is a 1.5 km long, alluvial covered, trend immediately south of the Archimedes pit believed to be host to multiple feeder fault structures (see Figure 1). This trend is largely untested by previous drilling owing to the alluvial cover.  The discovery of the Upper and Lower Hilltop Zones in the second half of 2022 combined with hole iRH22-61, the first hole drilled to test for mineralization to the east of Hilltop and south of the Blackjack Deposit, confirm the Company geological team's model that the Ruby Hill Property could be host to multiple types of mineralization and several large-scale deposits.

Upper Hilltop Zone

The Upper Hilltop Zone is a near-surface, high-grade, CRD zone that was discovered on the south side of the Archimedes pit (see Figures 1 & 2) that was first drilled in August of 2022. Previously released results from drilling in the Upper Hilltop Zone (see press releases dated August 30, 2022 and November 14, 2022) returned high-grade intercepts include:

•	0.9 g/t Au, 515.3 g/t Ag, 10.5 % Zn & 28.9 % Pb over 28.3 m in hole iRH22-43
•	1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m in hole iRH22-53
•	60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m in hole iRH22-55

Additional results from the 2022 program testing both the Upper and Lower Hilltop Zones remain pending and will be released upon receipt.

Blackjack Deposit

The Blackjack deposit was discovered by previous operators, Barrick Gold and Homestake Mining Co.  High-grade polymetallic (zinc, lead, gold and silver) skarn mineralization located immediately below the Archimedes pit was intersected in numerous holes but was never brought to resource status. Highlight historic intercepts drilled into the Blackjack deposit include1:

•	27.3 % Zn, 3.2 g/t Au, & 13.0 g/t Ag over 24.5 m in hole HC1751
•	28.0 % Zn, 4.9 % Pb, 0.3 g/t Au, & 195.0 g/t Ag over 17.1 m in hole BRH-06C

Two directional core rigs are currently drilling this target so that i-80 can complete a NI43-101 compliant resource for the deposit and additional step-out drilling will also be completed.

Hilltop Corridor Drilling

In late 2022, hole iRH22-61 was drilled east from one of the Upper Hilltop drill platforms to test for skarn mineralization, similar to the Blackjack deposit, proximal to the Graveyard Flats intrusive complex (see Figures 1 & 2). Hole iRH22-61 intersected high-grade mineralization approximately 450 metres to the south of Blackjack, assaying an impressive 12.3 % Zn over 39.8 m (see press release dated December 19, 2022).  This target area remains wide open for expansion and is currently being tested by additional drilling.

Figure 1 - Hilltop Corridor Surface Plan (CNW Group/i-80 Gold Corp)

Figure 2 - Cross Section Hilltop Target (CNW Group/i-80 Gold Corp)

Geophysical surveys have been completed over the Hilltop Corridor area and have identified several highly prospective anomalies that are believed to have the potential to represent additional massive sulfide targets.  Several of these anomalies will be the tested in the 2023 drilling program.

Ruby Hill Processing Plant

i-80 has two processing facilities, Ruby Hill and Lone Tree, and studies have been commissioned for the start-up of both sites so that the Company can better assess the preferred economic development scenario for the timing and sequencing of its planned mining operations. In November of 2022 the results of a Scoping Study commissioned to provide preliminary capital and operating cost estimates for the potential restart of the existing Ruby Hill mill and leach circuits to operating status, including a potential conversion to a floatation plant for the processing of polymetallic (base metal) mineralization.

The study was completed in to consider processing of oxide gold and/or base metal mineralization including preliminary estimates of the capital and operating cost required for converting the process plant from a mill/leach facility processing oxide gold mineralized material to a base metal flotation plant producing two concentrates (lead/silver and zinc concentrates).

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world.  Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial.

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

1Historic intercepts did not contain Ag, Pb, and Zn standards and therefore the accuracy of the historic results is undetermined. i-80 is in the process of completing resampling with standards of historic core. All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP61a (33 element suite; 0.4g Four Acid/ICP-AES; ALS). Overlimit samples of Ag, Pb, and Zn are analyzed by ore-grade methods comprising HF-HNO3-HClO4 Digest, HCl leach and ICP-AES. Additional samples overlimit ore-grade methods are analyzed by acid dissolution and titration. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards (gold and polymetallic), duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-launches-2023-expanded-ruby-hill-drill-program-301730087.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/25/c6954.html

%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 25-JAN-23